SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.5)

Telewest Communications plc
(Name of Issuer)

Ordinary Shares, par value 10 pence per share
(Title of Class of Securities)

G8742C 10 2*
(CUSIP Number)

Limited Voting Convertible Ordinary Shares,
par value 10 pence per share
(Title of Class of Securities)

Not applicable
(CUSIP Number)

John Seethoff
Deputy General Counsel, Finance and Operations
One Microsoft Way
Redmond, Washington 98052-6399
(425) 882-8080
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 28, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The CUSIP number for the American Depository Shares, each representing 10 of the Ordinary Shares, par value 10 pence per share, of Telewest Communications plc, is 87956P 10 5.

CUSIP No. G8742C 10 2	Page 2 of 4 Pages

Item 1.   Security and Issuer

This constitutes Amendment No. 5 (the “Amendment”) to the Statement on Schedule 13D, dated July 17, 2000, as amended by Amendment No. 1, dated July 18, 2000 (“Amendment No. 1”), Amendment No. 2, dated August 9, 2000, Amendment No. 3, dated October 4, 2000 and Amendment No. 4, dated May 16, 2002 (the “Statement”), relating to the ordinary shares, par value 10 pence per share (the “Ordinary Shares”), and the Limited Voting Convertible Ordinary Shares, par value 10 pence per share (the “Limited Voting Shares”), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales (“Telewest”).

Item 2.   Identity and Background.

This statement is filed on behalf of Microsoft Corporation, a Washington corporation (“Microsoft”), Microsoft U.K. Cable, Inc., a Colorado corporation (“UK Cable”), and Microsoft Cable Partnership Holdings, Inc., a Colorado corporation (“Cable Partnership”). UK Cable and Cable Partnership are wholly owned subsidiaries of Microsoft. UK Cable owns 540,648,982 Ordinary Shares and 57,312,938 Limited Voting Shares and Cable Partnership owns 40,385,202 Ordinary Shares. Microsoft directly owns 55,021,840 Ordinary Shares and 3,009,716 Limited Voting Shares.

Item 4.   Purpose of the Transaction.

On June 28, 2002, in accordance with the terms of the Revised New Relationship Agreement, dated 7 July 2000, as amended 18 May 2001 (the “Relationship Agreement”), by and among Liberty Media International, Inc., a Delaware corporation (“Liberty”), Liberty UK Holdings, Inc., a Delaware corporation, Liberty UK, Inc., a Delaware corporation (collectively, the “Liberty Parties”), Microsoft and Telewest (previously filed as Exhibit 2 to Amendment No. 1), Microsoft, UK Cable and Cable Partnership delivered a notice (the “Notice”) to the Liberty Parties notifying the Liberty Parties that Microsoft, UK Cable and Cable Partnership propose to sell publicly all of the Ordinary Shares and all of the Limited Voting Shares owned by Microsoft, UK Cable and Cable Partnership, respectively (the “Offered Shares”). Pursuant to the terms of the Relationship Agreement, the Notice offers the Liberty Parties the right to purchase the Offered Shares (the “Offer”) at a price (the “Offer Price”) equal to the average of the prices for the Offered Shares on June 26, 2002, June 27, 2002, June 28, 2002 and on the next three trading days following June 28, 2002, and the Liberty Parties have 30 days following receipt of the Notice (the “Option Period”) to elect to purchase all, but not less than all, of the Offered Shares. Microsoft, UK Cable and Cable Partnership may withdraw the Offer if the Offer Price is less than 90% of the price for the Offered Shares on June 28, 2002. The Relationship Agreement provides that, if the Liberty Parties do not exercise their right to purchase the Offered Shares, Microsoft, UK Cable and Cable Partnership may sell publicly the Offered Shares for up to 90 days following the expiration of the Option Period.

A copy of the Notice is attached as Exhibit 11 hereto and is hereby incorporated by reference in its entirety.

Item 7.   Material to be Filed as Exhibits.

Exhibit 11	--	Notice, dated June 27, 2002, delivered by Microsoft, UK Cable and Cable Partnership to Liberty Media International, Inc., Liberty UK Holdings, Inc. and Liberty UK, Inc.

CUSIP No. G8742C 10 2	Page 3 of 4 Pages

SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 3, 2002

MICROSOFT CORPORATION
By:	/s/ John Seethoff

Name: John Seethoff Title: Assistant Secretary

CUSIP No. G8742C 10 2	Page 4 of 4 Pages

EXHIBIT INDEX

Exhibit 11	--	Notice, dated June 27, 2002, delivered by Microsoft Corporation, Microsoft U.K. Cable, Inc. and Microsoft Cable Partnership Holdings, Inc. to Liberty Media International, Inc., Liberty UK Holdings, Inc. and Liberty UK, Inc.